MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT SEPTEMBER 16, 2013 (unless otherwise stated) FOR THE
SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 17, 2013

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (“Circular”) is furnished in connection with the solicitation of proxies being made by the management of Augusta Resource Corporation (the “Corporation” or “Augusta”) for use at the Special Meeting (the “Meeting”) of the Corporation’s shareholders to be held on Thursday, October 17, 2013 at the time and place and for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named as proxyholders in the accompanying form of proxy are directors or officers of the Corporation or both. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER OR ON THE SHAREHOLDER’S BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER VALID FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (“Computershare”), at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment or postponement thereof.

NON-REGISTERED HOLDERS

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders (or duly appointed proxyholders) may complete a proxy or vote at the Meeting in person. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

This Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Corporation is taking advantage of those provisions of NI 54-101 that permit the Corporation to deliver proxy-related materials to the Corporation’s NOBOs who have not waived the right to receive them (and is not sending proxy-related materials using notice-and-access). As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) together with the Notice of Meeting, this Circular and related documents from our transfer agent, Computershare. These VIFs are to be completed and returned in the envelope provided. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs to Computershare.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF to Computershare or the NOBO must submit, to the Corporation or Computershare, any other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. In such circumstances with respect to proxies held by management in respect of securities owned by the NOBO so requesting, the Corporation must arrange, without expense to the NOBO, to appoint the NOBO or a nominee of the NOBO as a proxyholder in respect of those securities. Under NI 54-101, if the Corporation appoints a NOBO or a nominee of the NOBO as a proxyholder as aforesaid, the NOBO or nominee of the NOBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that may come before the Meeting and any adjournment or postponement thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101, if the Corporation appoints a NOBO or its nominee as proxyholder as aforesaid, the Corporation must deposit the proxy within the timeframe specified above for the deposit of proxies if the Corporation obtains the instructions at least one (1) business day before the termination of that time. If a NOBO or a nominee of the NOBO is approved as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

NOBOs that wish to change their vote must contact Computershare to arrange to change their vote in sufficient time in advance of the Meeting.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Circular and related documents (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, intermediaries will use service companies such as Broadridge to forward the Meeting Materials to OBOs. With those Meeting Materials, intermediaries or their service companies should provide OBOs of common shares with a request for a VIF which, when properly completed and signed by such OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. The purpose of this procedure is to permit OBOs of common shares to direct the voting of the common shares that they beneficially own. The Corporation will pay for intermediaries to deliver the proxy-related materials and request for a VIF to OBOs. OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Should an OBO wish to vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for a VIF and return the completed request for a VIF to the intermediary or its service provider or the OBO must submit, to their intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. In such circumstances an intermediary who is the registered holder of, or holds a proxy in respect of, securities owned by an OBO is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or a nominee of the OBO as a proxyholder in respect of those securities. Under NI 54-101, if an intermediary appoints an OBO or the nominee of the OBO as a proxyholder as aforesaid, the OBO or nominee of the OBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of the intermediary, in respect of all matters that may come before the Meeting and any adjournment or postponement thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101 an intermediary who appoints an OBO or its nominee as proxyholder as aforesaid is required under NI 54-101 to deposit the proxy within the timeframe specified above for the deposit of proxies if the intermediary obtains the instructions at least one (1) business day before the termination of that time. If the OBO or a nominee of the OBO is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

Only Registered Shareholders have the right to revoke a proxy. NOBOs and OBOs of common shares who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out below.

All references to shareholders in this Circular, the accompanying proxy and Notice of Meeting of shareholders are to Registered Shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

a.	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

b.	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

If, however, direction is not made in respect of any matter, the Proxy will be voted as recommended by management of the Corporation.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting of Shareholders are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation have set September 16, 2013 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.

As at the Record Date, there were a total of 144,252,062 common shares outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders’ name on the Record Date. Only shareholders of record holding common shares at the close of business who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers, no person or company beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Corporation as of the close of business on September 16, 2013, other than the following:

	Number of Shares	Percentage of
Name	Beneficially Owned	Issued Shares
HudBay Minerals Inc.	23,058,585	15.98%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than otherwise described in this Circular, no director or executive officer, or any person who has held a similar position since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

On April 18, 2013 the board of directors of the Corporation (the “Board”) approved the Shareholders Rights Plan (the “Rights Plan”) and authorized the issue of one right (a “Right”) in respect of each outstanding common share of the Corporation to holders of record as at 5:00 p.m. (Vancouver time) on April 30, 2013 (the “Record Time”) and each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

The Corporation entered into a Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated April 18, 2013 with Computershare Investor Services Inc., as rights agent (the “Rights Agent”), to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

At the Meeting, shareholders will be asked to consider and, if thought fit, to approve, by simple majority of votes cast at the Meeting, a resolution to ratify, confirm and approve the Rights Plan. In addition, the Rights Plan must also be ratified, confirmed and approved by a majority of votes cast by all shareholders other than HudBay Minerals Inc. A summary of the key terms of the Rights Plan is set out below. This summary is qualified in its entirety by reference to the full text of the Rights Plan Agreement, which is available at www.sedar.com.

The text of the resolution approving the Rights Plan is set out below. If the resolution approving the Rights Plan is not passed by shareholders at the Meeting, the Rights Plan will expire at the end of the Meeting.

Purpose of the Shareholder Rights Plan

The Rights Plan is intended to ensure, to the extent possible, that all holders of common shares and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares, provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of the Corporation’s shareholders in connection with any unsolicited take-over bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan Agreement), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Summary of the Terms of the Shareholder Rights Plan

Term

The Rights Plan came into effect at 8:00 a.m. (Toronto time) on April 19, 2013 (the “Effective Time”). If the Rights Plan is confirmed, ratified and approved by the shareholders of the Corporation at the Meeting, the Rights Plan will continue in force up to the end of the Corporation’s third annual meeting occurring after the Meeting.

Issue of Rights

The Corporation has issued one Right in respect of each common share outstanding at the Record Time and will issue one Right in respect of each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Exercise of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. The Rights will separate from the common shares and become exercisable at the close of business on the second trading day after the earlier of the first public announcement or the date that the Corporation first becomes aware of facts indicating that a person (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the common shares or the commencement of, or first public announcement of the intent of any person to commence, a take-over bid which would result in such person beneficially owning 15% or more of the common shares, or the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as the Board may determine in its sole discretion (in any such case, the “Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one common share at an exercise price per Right of $15.00.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the common shares.

Flip-in Event and Exchange Option

The acquisition by an Acquiring Person of 15% or more of the common shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a “Flip-in Event”. Upon the occurrence of a Flip-in Event and following two trading days after the first public announcement or the date that the Corporation first becomes aware of facts indicating that a person has become an Acquiring Person , each Right, other than a Right beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of common shares which have an aggregate market price on the date of the Flip-in Event equal to two times the exercise price of the Rights. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

In addition, the Rights Plan permits the Board to authorize the Corporation, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Corporation or a combination thereof.

Certificates and Transferability

Prior to the Separation Time, certificates for common shares will also evidence one Right for each common share represented by the certificate. Certificates issued after the Record Time will bear a legend to this effect.

Prior to the Separation Time, Rights will not be transferable separately from the associated common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the common shares.

Permitted Bids

The Rights Plan will not be triggered by a Permitted Bid or a Competing Permitted Bid. A Permitted Bid is a take-over bid that complies with the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all shareholders for all common shares held by them;

(c)

the take-over bid must be outstanding for at least 60 days and common shares tendered pursuant to the take-over bid may not be taken up before the expiry of the 60 day period and if at such time more than 50% of the common shares held by the shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn;

(d)

common shares may be deposited under the take-over bid any time between the date of the bid and the date common shares are taken up and paid for, and any common shares deposited under the take-over bid may be withdrawn until taken up and paid for; and

(e)

if, on the date on which common shares may be taken up and paid for by the bidder, more than 50% of the common shares held by the Independent Shareholders have been tendered to the take-over bid, the bidder must make a public announcement to that effect and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a “Competing Permitted Bid” to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it remain open until the later of 35 days (or such longer period as prescribed by the Securities Act (British Columbia)) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

Acquiring Person

In general, an Acquiring Person is a person who beneficially owns 15% or more of the outstanding common shares. Excluded from the definition of “Acquiring Person” are the Corporation and its subsidiaries, and any person who becomes the beneficial owner of 15% or more of the outstanding common shares as a result of one or more or any combination of an acquisition or redemptions by the Corporation of common shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Rights Plan. However, in general:

(a)	a “Permitted Bid Acquisition” means an acquisition of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)

an “Exempt Acquisition” means an acquisition of common shares or convertible securities: (i) in respect of which the Board has waived the application of the Rights Plan, or which was made on or prior to the Effective Time; or (ii) pursuant to a distribution of common shares or convertible securities (and the conversion or exchange of such convertible securities) made by the Corporation pursuant to a prospectus, private placement or other distribution made by the Corporation exempt from the prospectus requirements of applicable law;

(c)

a “Convertible Security Acquisition” means an acquisition of common shares upon the exercise of convertible securities acquired by such person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(d)

a “Pro Rata Acquisition” means an acquisition by a person of common shares or convertible securities: (i) as a result of a stock dividend, a stock split or other event in respect of the securities of the Corporation of one or more particular classes or series pursuant to which such person receives or acquires common shares or convertible securities on the same pro rata basis as all other holders of common shares of the same class, classes or series; (ii) pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of: (A) dividends paid in respect of shares of any class of the Corporation, (B) proceeds of redemption of shares of the Corporation, (C) interest paid on evidences of indebtedness of the Corporation, or (D) optional cash payments, be applied to the purchase from the Corporation of further securities of the Corporation; (iii) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Corporation to all of the holders of a series or class of common shares on a pro-rata basis to subscribe for or purchase common shares or convertible securities, provided that such rights are acquired directly from the Corporation and not from any other person; or (iv) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval.

Additionally, the Rights Plan provides that a person (a “Grandfathered Person”) who was the beneficial owner of 15% or more of the outstanding common shares as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the beneficial owner of any additional common shares.

Although many Canadian companies have adopted rights plan using a 20% triggering threshold, the Board determined that 15% is the appropriate triggering threshold for Augusta’s Rights Plan. A widely-held public company that is put in play through a hostile take-over bid has a much better chance of running a successful auction process to generate superior returns for its shareholders if the hostile bidder is not able to pre-determine the results of the auction before it begins. The more the playing field is tilted in favour of a hostile bidder, the less likely it is that the target will be able to run a successful auction and bring a higher offer to the table. The larger a pre-bid stake a hostile bidder has, the more the playing field is tilted in its favour.

Furthermore, given current market conditions, including in particular volatility in commodity prices and the retrenchment activities of a number of senior mining companies that ordinarily would be considered logical buyers of the Company and its world class Rosemont copper project, there is a much greater risk of a predatory acquisition timed to take advantage of share price weakness tied to fluctuations in the copper price.

Redemption

The Rights may be redeemed by the Board at a redemption price of $0.00001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of common shares or Rights. However, the Board will be deemed to have elected to redeem the Rights in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Separation Time has occurred and the Board has waived the operation of the Rights Plan.

Waiver

Discretionary Waiver due to Inadvertence. The Board may at any time waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, provided, however, that such Acquiring Person has reduced its beneficial ownership of common shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board may upon written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event (whether prior to or after the occurrence of such Flip-in Event) that has occurred or would occur by reason of a take-over bid made by means of a take-over bid circular to all holders of record of common shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any take-over bid made prior to the expiry, termination or withdrawal of a bid for which a waiver is, or is deemed to have been, granted.

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board may upon written notice to the Rights Agent waive the application of the Rights Plan to a Flip-in Event (whether prior to or after the occurrence of such Flip-in Event) that has occurred or would occur by reason of an acquisition of common shares otherwise than by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person or pursuant to a take-over bid made by means of a take-over bid circular to holders of common shares.

Amendment of the Rights Plan

The Board may at any time amend the Rights Plan Agreement without the prior approval of the holders of common shares or Rights in order to make any changes which the Board may deem necessary or advisable.

Shareholder Approval

Confirmation and Approval of Shareholder Rights Plan

The Rights Plan is required to be approved by a majority of the votes cast by shareholders as well as by a majority of votes cast by all shareholders other than HudBay Minerals Inc., in each case in person or represented by proxy, at the Meeting. Accordingly, shareholders will be asked to pass a resolution substantially in the following form:

“IT IS RESOLVED THAT:

1.

The shareholder rights plan agreement dated April 18, 2013 between the Corporation and Computershare Investor Services Inc. (the “Rights Plan”), a copy of which has been tabled at this Meeting, and the rights issued pursuant thereto be and are hereby ratified, confirmed and approved; and

2.

Any one director or officer of the Corporation be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the Rights Plan is not ratified and confirmed at the Meeting, then the Rights Plan and all rights issued thereunder will be of no further force and effect.

Recommendation of the Board

The Board has determined that the Rights Plan is in the best interest of the Corporation and its shareholders and recommends that shareholders vote “FOR” the resolution ratifying, confirming and approving the Rights Plan. To be effective, the resolution ratifying, confirming and approving the Rights Plan must be approved by a majority of votes cast in person or by proxy at the Meeting. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution ratifying, confirming and approving the Rights Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote upon such matters in accordance with their best judgement.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolution set forth herein. Ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s audited consolidated financial statements and Management Discussion and Analysis for the financial year ended December 31, 2012. Shareholders wishing to obtain a copy of the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis may contact the Corporation at the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 555, 999 Canada Place	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3E1

Dated as of September 16, 2013

ON BEHALF OF THE BOARD OF DIRECTORS
“Gilmour Clausen”
GILMOUR CLAUSEN
President and CEO